

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 5, 2024

Andrew Robbins
Chief Executive Officer
Cogent Biosciences, Inc.
275 Wyman Street, 3rd Floor
Waltham, MA 02451

> **Re: Cogent Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2024**
> **File No. 333-278382**

Dear Andrew Robbins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr, Esq.